

1345 Avenue of the Americas
New York, NY 10105
www.abglobal.com
T (212) 969 1000

AllianceBernstein Investments, Inc.'s Exemption Report

AllianceBernstein Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(a) During the period commencing on January 1, 2017 and ending on September 30, 2017:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) (i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) from January 1, 2017 to September 30, 2017 without exception.

(b) During the period commencing on October 1, 2017 and ending on December 31, 2017:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) from October 1, 2017 to December 31, 2017 without exception.

AllianceBernstein Investments, Inc.

I, _Edward J. Farrell_, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Edward J. Farrell

Title: Chief Financial Officer

February 28, 2018